Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges
(Dollars in millions, except ratios)

	Six months ended June 30,		For the years ended December 31,
Earnings as defined:	2006	2005	2005	2004	2003	2002	2001
Income before income taxes, as reported .	$661.2	$612.9	$1,280.6	$1,178.8	$1,049.1	$ 954.4	$ 816.3
Add: Dividends from affiliates	6.2	6.5	16.2	13.9	15.9	17.2	28.4
Interest expense	57.7	35.6	78.0	51.1	57.9	45.5	90.9
Interest factor (re: rentals)(a)	76.8	79.1	157.6	161.0	162.6	154.4	150.9

Total earnings	$801.9	$734.1	$1,532.4	$1,404.8	$1,285.5	$1,171.5	$1,086.5

Fixed charges as defined:
Interest expense	$ 57.7	$ 35.6	$ 78.0	$ 51.1	$ 57.9	$ 45.5	$ 90.9
Interest factor (re: rentals)(a)	76.8	79.1	157.6	161.0	162.6	154.5	150.9

Total fixed charges	$134.5	$114.7	$ 235.6	$ 212.1	$ 220.5	$ 200.0	$ 241.8

Ratio of earnings to fixed charges	5.96x	6.40x	6.50x	6.62x	5.83x	5.86x	4.49x

(a)	The interest factor related to rentals reflects the appropriate portion of rental expense representative of an interest factor.